

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2017

Vin Thomas
Chief Legal Officer
CURO Group Holdings Corp.
3527 North Ridge Road
Wichita, KS 67205

> **Re:** **CURO Group Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 12, 2017**
> **CIK No. 0001711291**

Dear Mr. Thomas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Company Overview, page 1

2. Please disclose how you measured your leading market position (e.g., loan originations, revenue, etc.).

3. Here and throughout the filing you reference "industry studies" for statistics and information relevant to your industry and business prospects. Please revise to identify the studies, or otherwise attribute the statements to the source. Also, confirm that these studies are publicly available. If you funded or were otherwise affiliated with any of the studies you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study.

Overview of Loan Products, page 3

4. We note your disclosure on page 5 that the Unsecured and Secured Installment loans require periodic payments with a fixed amount due each period. Please revise to clarify the length, or range of lengths, of time of a "period."

Corporate and Other Information, page 9

5. Please disclose the percentage ownership of management and other insiders currently and post-offering.

Summary Risk Factors, page 10

6. We note the eighth bullet point on page 11 regarding your indebtedness. To provide a more balanced picture of your business, please expand this bullet point to discuss your substantial indebtedness in more detail, including your reliance on debt financing to fund loans, and move it near the beginning of this section. In addition, please include a summary risk factor regarding the higher risk of your loans, including the higher charge-offs due to the non-prime nature of your customers.

7. Please include a summary risk factor to disclose that the FFL Holders and Founder Holders will have a controlling ownership post-offering and that their interests may conflict with other shareholders.

Use of Proceeds, page 40

8. You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please revise your discussion of Use of Proceeds here and elsewhere in your filing to disclose the approximate amount of the proceeds of this offering you plan to use to repay debt. Please also disclose the interest rate and maturity of the debt that you intend to repay. Refer to Instruction 4 of Item 504 of Regulation S-K for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio Performance, page 52

9. Please discuss and analyze the results of operations of your financial guarantee business operated as a Credit Services Organization.

10. You disclose non-GAAP measures, Allowance and CSO guarantee liability and the related percentage of gross Unsecured and Secured Installment loans receivable and Single-Pay combined loans receivables. The addition of the CSO guarantee liability to the Allowance for loan losses implies that the CSO guarantee liability is available to the entire loan population that includes Company-owned loans. Please remove these non-GAAP measures from future filings. Please refer to the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

11. You disclose Past-due gross combined loans receivable for your Unsecured and Secured Installment loans receivable and related percentage of combined loans receivable. Please revise to separately present Past-due gross loans receivable and the related percentages for both Company-owned and Guaranteed by the Company loans receivable.

12. As a result of your Q1 Loss Recognition Change, $50.3 million of past-due Unsecured and Secured Installment loans were included in gross loans receivable as of March 31, 2017. Please disclose the following to clarify the impact to the financial statements for the period ending March 31, 2017:

    · Provide an analysis similar to the recap of the year-over-year change in U.S. provision for losses on page 65 from the fourth quarter 2016 to the first quarter 2017, between Unsecured and Secured Installment loans; and

    · Disclose the impact to the Allowance for loan losses and CSO guarantee liability for both Unsecured and Secured Installment loans.

13. You disclose under "Our Strengths" that you are acquiring customers with lower credit risks at a lower customer acquisition cost in the United States. Please revise your MD&A as follows:

- Disclose your average first-pay defaults and discuss and analyze trends in your average first-pay defaults in the United States and Canada;

- Disclose the nature and amount of your customer acquisition costs and discuss and analyze trends in your customer acquisition costs in the United States, Canada and the United Kingdom; and

- Disclose the nature and amount of any acquisition costs or other costs incurred to establish relationships with unaffiliated third party lenders.

14. Please revise to discuss changes in financial position for the periods presented. Please refer to Item 303 of Regulation S-K.

Critical Accounting Policies

Revenue Recognition, page 81

15. Please disclose your revenue recognition policies for all of your ancillary products.

Client Services Organization, page 83

16. You disclose that you charge a fee for arranging loans to your customers from unaffiliated third-party lenders, for assisting customers in preparing and completing the information and documents that the unaffiliated third-party lenders require the customers to submit in order to obtain loans and for providing guarantees of customer obligations to the unaffiliated third-party lenders. Please address the following:

- Please disclose how you determine the amount or percentage of the fee charged to customers in the unaffiliated third party arrangement;

- Please disclose when you receive cash for each of the services offered to your customers;

- Please tell us the number of deliverables in your unaffiliated third-party arrangements and the factors you considered in reaching your conclusion. Please refer to ASC 605-25;

- Please tell us if you have a standby financial guarantee deliverable; and

- Please tell us how you determined your loan servicing fee and that you have no servicing asset or liability for the loans serviced for the unaffiliated third parties.

17. You record a contingent liability since you guarantee unaffiliated third-party loans under CSO arrangements. Please tell us if you have a stand-ready obligation under the CSO arrangements. Please refer to ASC 460.

18. You disclose on page F-15 that the balances required to be maintained in collateral accounts vary based upon the lender, but are typically based on a percentage of the outstanding loan balances held by the lender. Please disclose how the balances maintained in collateral accounts vary based upon the lender. Please also disclose how you determine the percentage of the outstanding loan balances held as collateral.

Quantitative and Qualitative Disclosures About Market Risk, page 86

Interest Rate Risk, page 86

19. You disclose that all of your customer loan portfolios have fixed interest rates and fees that do not fluctuate over the life of the loan and that notwithstanding, you support fixed rate lending in part with variable rate borrowing interest rates and fees that do not fluctuate over the life of the loan. Please clarify in your disclosures why variable rate borrowing interest rates and fees do no fluctuate over the life of the loan.

Certain Relationships and Related-Party Transactions, page 137

20. Please disclose whether the terms of the related party transactions are comparable to terms with unrelated third parties and whether the operating leases will be subject to the new related-party transaction policy. Refer to Item 404 of Regulation S-K for additional guidance.

Consolidated Financial Statements – Three Months Ended March 31, 2017

Interim Consolidated Statements of Income, page F-3

21. Please separately disclose revenues from interest income on loans and revenues from financing and service fees. Please tell us what consideration you gave to classifying interest expense as a reduction of revenues or in the total cost of providing services.

Note 1. Summary of Significant Accounting Policies and Nature of Operations

Current and Past-Due Loans Receivable, page F-7

22. Please revise to disclose the impact of the Q1 Loss Recognition Change to the provision for losses, the allowance for loan losses and CSO guarantee liability for the period ending March 31, 2017. Refer to ASC 250-10-50-4.

23. Please revise your disclosure to clarify whether there are any circumstances whereby a past-due customer account can be renewed, extended or subsequently reclassified as current other than by payment of the original loan and how such transactions are accounted for and reflected in the financial statements. Please also clarify whether a borrower can hold more than one outstanding loan.

Note 7 – Loans Receivable, Credit Quality Information, and Allowance for Loan Losses and Third Party Lender Losses, page F-13

24. Please provide an aging analysis of total loans receivable by product to reflect current and past-due receivables. Please refer to ASC 310-10-50-7A.

25. Please provide an aging analysis of the loans that you service and guarantee under CSO arrangements.

Note 8 – Credit Services Organization, page F-15

26. Please disclose the approximate term of your guarantees and the events and the circumstances that would require you to perform under the guarantees. Please refer to ASC 460-10-50-4.

Note 12 – Share Based Compensation, page F-18

27. The exercise price of options granted for the three months ended March 31, 2017 increased to $319.08 compared to the weighted average exercise of stock options granted for the period ending December 31, 2016 of $131.61 despite relatively no change in assumptions related to volatility, expected term, risk-free interest rate and expected dividend yield. Please provide us with an analysis that explains the reasons for the increase in the recent valuations of your stock options.

Consolidated Financial Statements – Twelve Months Ended December 31, 2016

Note 6—Consumer Loans Receivable, Credit Quality Information and Allowance for Loans Losses and Third-Party Lender Losses, page F-50

28. Please revise the table that summarizes the activity in the allowance for loan losses during the years ended December 31, 2016 and 2015 to include disclosures similar to those provided for the three months ended March 31, 2017 and March 31, 2016 by type of loan on page F-14.

You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Cristopher Greer, Esq.